Contact:          Dennis Lakomy                         Release Date: Immediate
                  Chief Financial Officer
                  (708) 757-2803


           CFC INTERNATIONAL, INC. REPORTS 2004 SECOND QUARTER RESULTS

- Earnings per share on a fully diluted basis increased 300% to $.12 for the second quarter of 2004, as compared to $.03 in the second quarter of 2003.

- Net income projection for the full year of 2004 has been increased to a range of $.48 to $.52 earnings per share on a fully diluted basis.

- Printed products sales are up 49% domestically for the second quarter of 2004, as compared to same period in 2003.

- Second quarter 2004 gift card revenue increased 204%, over the same period a year ago, primarily due to the early ramp-up of orders and new customers in the Company's gift card business.

         Chicago Heights, Illinois, July 26, 2004 - Worldwide holographic and specialty coated film manufacturer, CFC International, Inc. (Nasdaq: CFCI), today reported results for the second quarter of 2004. Sales for the second quarter 2004 increased 16% to $19.4 million, compared to $16.7 million in the second quarter of 2003. This increase in sales was primarily due to an increase in printed pattern products sales domestically, which was primarily the result of a major competitor withdrawing from the market, and to the strong Euro, which favorably affected sales by $300,000 for the second quarter of 2004. In addition, sales were positively affected by an increase in the volume of gift card orders received earlier in the year as compared to prior years, as retailers recognize that this technology appeals to younger consumers, encourages return trips into their stores and generates impulse sales by its customers. In addition, the use of gift cards gives merchants the direct benefit of an increase in their float, since customers prepay for the gift card and any unused balance remains on the card.

         Second quarter 2004 net income increased 373% to $521,000 or $0.12 cents per share on a fully diluted basis, compared to $110,000, or $0.03 cents per share, in the second quarter of 2003. The increase in net income in the second quarter of 2004 was due to increased sales in printed products and gift cards, gross margin expansion resulting from higher utilization of the Company's manufacturing capacity, and an increase in the value of an interest swap agreement.



                                   -- more --

         We are pleased to report strong sales and earnings growth for the second quarter of 2004," said Roger Hruby, CFC's Chairman and CEO. "Our operating results have improved significantly over the same period a year ago, as a direct result of the strategic business initiatives that we put in place in 2003 and the projected increase in the volume of orders in our printed products." Mr. Hruby, further stated, "The investments we made in terms of training employees and the productivity improvements we have initiated, have allowed us to leverage our manufacturing, increase our capacity, which is currently running at approximately 75%, and improve our operating efficiencies, and have solidly positioned us to deliver positive earnings."

         Sales for the first half of 2004 totaled $40.2 million, an increase of 24% from $32.4 million for the same period last year. Sales for the first half of 2004 were positively affected by increased holographic packaging and authenticity sales domestically, security products (primarily the gift card business) increasing by $1.0 million for the first half of 2004, as compared to the same period a year ago, and higher printed products sales. In addition, the Euro appreciated in value 11% compared to the U.S. dollar, and as a result sales increased approximately $1.2 million in the first half of 2004. Net income for the first half of 2004 increased by 363% to $1.6 million, or $0.37 per share on a fully diluted basis, up from $356,000 or $0.08 cents per share on a fully diluted basis for the same period last year. Net income in 2004 was favorably affected by higher year-to-date sales and leveraging the Company's printing press capacity to handle the influx of printed products business.

         "We are extremely pleased with the solid results we delivered for the first half of 2004," said Roger Hruby, CFC's Chairman and CEO. "These results were driven by strong sales in our holographic packaging, security and authenticity, printed patterned products and gift cards, the continued strength of the economy in the domestic sector and a reflection of our execution of our strategic business plan." Mr. Hruby, added, "We are in an excellent position to continue to deliver strong sales growth as a result of the operating infrastructures we have put in place and the strong volume of incoming orders. In addition, we continue to strengthen our balance sheet, and we are beginning to see the benefits of our investments in Europe as their performance seems to be finally turning the corner, all positive trends."

         Based upon the Company's results and the current economic outlook, the Company has increased its previously stated net income projection of $.46 to $.50 earnings per share on a fully diluted basis for the full year of 2004, to $.48 to $.52 earnings per share on a fully diluted basis.

Recent Developments

         The company announced on May 27, 2004 the addition of Mr. Matthew Shields as Vice President, Global Marketing. Mr. Shields will lead the Company's marketing efforts on a worldwide basis.

         CFC announced on May 21, 2004 the addition of Mr. Jack Joyce as Vice President of Human Resources. Mr. Joyce will be responsible for all human resource issues at the Company's Chicago Heights and Countryside, Illinois facilities.


                                   -- more --

         The Company announced on July 23, 2004 the launch of an improved corporate website. The new website features holographic galleries for both its packaging and authenticity, and allows registered users to easily check inventory information on the Company's stocking programs.

         The Company will be exhibiting at the International Woodworking Machinery & Furniture Supply Fair 2004 (IWF 2004) at the Georgia World Congress Center in Atlanta, Georgia in Booth #4313 on August 26-29, 2004 where it will feature its printed patterned products.

         The Company invites all interested parties to listen to its second quarter conference call at 4:00 p.m. EDT (3:00 p.m. CDT) on Monday, July 26, 2004. The dial-in numbers for the call are 800-299-8538 (U.S.), and 617-786-2902
(International). The participant passcode for this call is 38670112. Participants are asked to call the assigned number approximately 10 minutes before the conference call begins. The call, which will last approximately one hour, will be open to the public, but only investors and financial analysts will be permitted to ask questions. The media and all other participants will be in a listen-only mode.

         For those unable to listen to the live call, a replay will be available from approximately 6:00 p.m. EDT on July 26 until August 2, 2004. This replay can be accessed by dialing 888-286-8010 (U.S.); 617-801-6888 (International). The passcode is 78100669. The call also will be available as a webcast, both live and for replay, via the Internet on the CFC International, Inc. website at http://www.cfcintl.com on the Investor Relations press releases and webcasts page.

         Headquartered in Chicago Heights, Illinois, CFC International is a market leader in the design, manufacture and marketing of holography and specialty functional coatings that add value to a wide variety of industrial and consumer products. The Company operates facilities in Chicago Heights and Countryside, Illinois; London, England; and Goppingen, Germany.

         Condensed consolidated statements of income and balance sheets are attached.

                                                        # # #

         Statements made in this press release, including those relating to expectations of future sales, net income and operating costs reductions, estimations of the market size for certain of the company's products or the company's share of those markets and expectations of increased sales attributable to various product lines, are forward looking and are made pursuant to the safe harbor provisions of the Securities Reform Act of 1995. Such statements involve risks and uncertainties which may cause results to differ materially from those set forth in those statements. Among other things, continued unfavorable economic conditions may impact market growth trends or otherwise impact the demand for the company's products and services; competition from existing and new competitors and producers of alternative products will impact the company's ability to penetrate or expand its presence in new or growing markets; uncertainties relating to the company's ability to develop and distribute new proprietary products to respond to market needs in a timely manner may impact the company's ability to exploit new or growing markets; the company's ability to successfully identify and implement productivity improvements and cost reduction initiatives may impact profitability; and risks inherent in international operations, including possible economic, political or monetary instability, may impact the level and profitability of the company's foreign sales. In addition to the factors set forth in this release, the economic, competitive, governmental, technological and other factors identified in the company's filings with the Securities and Exchange Commission, could affect the forward looking statements contained in this press release. We have no obligation to revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this press release or to reflect the occurrence of anticipated events.

         You may access additional information, including our filings with the Securities and Exchange Commission and previous press releases by visiting CFC International's Internet homepage at www.cfcintl.com.

CFC INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except earnings per share
and operating income percentage)          Three Months Ended   Six Months Ended
                                               June 30,             June 30,
                                          ------------------   ----------------
                                           2004        2003     2004       2003
                                           ----        ----     ----       ----

Net sales                                $19,355     $16,690  $40,179   $32,400
                                         -------     -------  -------   -------
Cost of goods (excluding depreciation
  and amortization shown below)           13,063      10,967   26,087    21,147
Operating expenses                         4,442       4,068    8,945     7,905
Depreciation and amortization              1,016       1,084    2,355     2,163
                                         -------     -------  -------   -------
Operating income                             834         571    2,792     1,185
   Operating income %                          4%          3%       7%        4%
Interest expense                             288         242      586       509
Interest rate swap valuation
  (benefit) provision                       (163)        178      (96)      178
Rental (income), net                         (40)         (7)     (68)      (15)
                                         -------     -------  -------   -------
Income before income taxes                   749         158    2,370       513
Provision for income taxes                   228          48      723       157
                                         -------     -------  -------   -------
Net income                                  $521        $110   $1,647      $356
                                         =======     =======   ======   =======
Diluted weighted average number
  of shares outstanding                    4,511       4,500    4,502     4,494
Diluted earnings per share                 $0.12       $0.03    $0.37     $0.08

Earnings before interest, taxes,
  depreciation and amortization (Note 1)  $1,850      $1,655   $5,147    $3,348

SUMMARY OF INTERNATIONAL SALES

(In thousands, except                     Three Months Ended   Six Months Ended
international sales  percentage)               June 30,              June 30,
                                          -------------------  ----------------
                                          2004        2003     2004       2003
                                          ----        ----     ----       ----
International sales ($)                   $9,372      $9,274  $19,341   $17,703
International sales (%)                       48%         56%      48%       55%

NOTE 1: The Company believes earnings before interest, taxes, depreciation and amortization (EBITDA) is an appropriate measurement for its business because its enterprise value is more closely aligned with this measurement and because of the continual investment the company makes in long-lived assets. EBITDA should not necessarily be considered as an alternative to net income or cash flows from operating activities which are determined in accordance with Generally Accepted Accounting Principles as an indicator of operating performance or as a measure of liquidity. The table that follows reconciles net income to EBITDA as defined:

                                       Three Months Ended     Six Months Ended
                                           June 30,               June 30,
                                       -------------------    -----------------
(In thousands)                            2004      2003       2004       2003
                                          ----      ----       ----       ----
Net income .........................   $   521    $   110    $ 1,647    $   356

Add back (subtract):
Income taxes .......................       228         48        723        157
Interest expense ...................       288        242        586        509
Interest rate swap valuation
  benefit) provision ...............      (163)       178        (96)       178
Rental (income), net ...............       (40)        (7)       (68)       (15)
Depreciation and amortization ......     1,016      1,084      2,355      2,163
                                       -------    -------    -------    -------
EBITDA .............................   $ 1,850    $ 1,655    $ 5,147    $ 3,348
                                       =======    =======    =======    =======

                             CFC INTERNATIONAL, INC.
                    CONDENSED CONSOLIDATED BALANCE SHEETS AT
                       JUNE 30, 2004 AND DECEMBER 31, 2003


                                                       June 30,     December 31,
                                                         2004           2003
                                                         ----           ----

ASSETS
Cash and cash equivalents ........................    $ 7,161,467    $ 5,672,647
Accounts receivable, less
  allowance for doubtful accounts ................     11,737,485      9,821,047
Inventories ......................................     13,501,411     13,050,711
Other current assets .............................      2,133,517      1,771,646
                                                      -----------    -----------
  Total current assets ...........................     34,533,880     30,316,051
                                                      -----------    -----------
Property, plant and equipment, net ...............     27,692,396     28,116,892
Deferred income taxes ............................      3,204,130      3,280,891
Intangible assets, net ...........................      3,554,164      3,695,899
Other assets .....................................         92,774        105,078
Fair value of interest rate swap .................         48,639           --
                                                      -----------    -----------
Total assets .....................................    $69,125,983    $65,514,811
                                                      ===========    ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current portion of long-term debt ................    $10,880,006    $ 9,716,066
Accounts payable and accrued expenses ............     11,037,706     10,075,592
                                                      -----------    -----------
  Total current liabilities ......................     21,917,712     19,791,658
                                                      -----------    -----------
Deferred income taxes ............................      2,680,247      2,680,247
Fair value of interest rate swap .................           --           47,783
Long-term debt ...................................     14,976,234     15,066,109
                                                      -----------    -----------
  Total liabilities ..............................     39,574,193     37,585,797
                                                      -----------    -----------
Stockholders' equity .............................     29,551,790     27,929,014
                                                      -----------    -----------
  Total liabilities and stockholders' equity .....    $69,125,983    $65,514,811
                                                      ===========    ===========